Exhibit 99.1

Hepsiburada to Announce Second Quarter 2026 Results on August 6, 2026

ISTANBUL, July 23, 2026 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, will report its unaudited financial results for the second quarter ending June 30, 2026 after the U.S. market closes on Thursday, August 6, 2026.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting millions of customers with a broad range of products and services. Through its marketplace, retail operations, logistics capabilities, payment solutions and customer-focused technology, Hepsiburada aims to make commerce easier, faster and more accessible for customers and businesses across Türkiye.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com